UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                          Altigen Communications, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    021489109
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                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Douglass Bermingham                       Robert G. Minion, Esq.
       627 Harris Road                               Lowenstein Sandler PC
       Bedford Hills, New York  10507                65 Livingston Avenue
       (212) 307-2660                                Roseland, New Jersey  07068
                                                     (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  021489109
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                               Douglass Bermingham
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)   [ ]
             (b)   [X]

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC, OO

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:         743,834*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:             0*
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:    743,834*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:        0*
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   743,834*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):
                           [X]
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  13)  Percent of Class Represented by Amount in Row (11):      5.0%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*   As of June 18, 2006, Douglass Bermingham  possesses  sole power to vote  and direct the  disposition of 743,834 shares of the common stock,  $0.001 par value
per  share  (the  "Shares"),  of  Altigen   Communications,   Inc.,  a  Delaware
corporation (the "Company"), held by (i) Ten Pine Advisors LLC, a Delaware limited liability company, the sole member of which is Mr. Bermingham, (ii) several trusts, the beneficiaries of which are members of Mr. Bermingham's family, and for which he serves as the trustee, (iii) Mr. Bermingham's individual retirement account and (iv) Mr. Bermingham personally. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Bermingham is deemed to beneficially own 743,834 Shares, or 5.0% of the Shares deemed issued and outstanding as of June 18, 2006. Mr. Bermingham has engaged in certain discussions with Larry Bursten, holder of 70,000 Shares as of June 18, 2006, with respect to the future of the Company and its various strategic alternatives. As a result of such conversations, Messrs. Bermingham and Bursten (the "Parties") may be deemed to have formed a "group" for purposes of Section 13(d) of the Act, and the rules promulgated thereunder. Accordingly, each of the Parties may be deemed to be the beneficial owner of the Shares beneficially owned by the other. Mr. Bermingham expressly disclaims
beneficial   ownership  of  the  Shares   beneficially  owned  by  Mr.  Bursten.
Additionally, Mr. Bermingham expressly disclaims any assertion or presumption that the Parties constitute a "group." The aggregate number of Shares held by the Parties as of June 18, 2006 is 813,834, or 5.4% of the Shares deemed issued and outstanding as of that date.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended by adding the following after the second paragraph thereof:

          Ten Pine Advisors LLC ("TPA") is a Delaware limited liability company the sole member of which is Mr. Bermingham. TPA's principal address is 627 Harris Road, Bedford Hills, New York 10507. TPA is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          TPA has never been convicted in any criminal proceeding, nor has it been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following after the fifth paragraph thereof:

          Pursuant  to the terms of the Letter of Intent  ("LOI")  described  in
Item 6 of this Schedule 13D Amendment No. 2, the Buyer, as that term is defined therein, is proposing to acquire all of the outstanding Shares and to make the Company a private entity. Consummation of the transactions contemplated in the LOI would cause the Shares to cease to be authorized to be quoted on the NASDAQ inter-dealer quotation system.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, as filed with the Securities and Exchange Commission on May 15, 2006, there were 14,976,633 Shares issued and outstanding as of May 11, 2006.

          As of June 18, 2006, the Accounts held an aggregate of 743,834 Shares. Douglass Bermingham possesses sole power to vote and direct the disposition of all Shares held in the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Bermingham is deemed to beneficially own 743,834 Shares, or 5.0% of the Shares deemed issued and outstanding as of June 18, 2006. Mr. Bermingham has engaged in certain discussions with Larry Bursten, holder of 70,000 Shares as of June 18, 2006, with respect to the future of the Company and its various strategic alternatives. As a result of such conversations, Messrs. Bermingham and Bursten (the "Parties") may be deemed to have formed a "group" for purposes of Section 13(d) of the Act, and the rules promulgated thereunder. Accordingly, each of the Parties may be deemed to be the beneficial owner of the Shares beneficially owned by the other. Mr. Bermingham expressly disclaims beneficial ownership of the Shares beneficially owned Mr. Bursten. Additionally, Mr. Bermingham expressly disclaims any assertion or presumption that the Parties constitute a "group." The aggregate number of Shares held by the Parties as of June 18, 2006 is 813,834, or 5.4% of the Shares deemed issued and outstanding as of that date.

          Since the filing of the Schedule 13D Amendment No. 1 on June 12, 2006, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Bermingham or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the purchase of 8,250 Shares on June 12, 2006, at a price of $1.52 per Share, and the purchase of 11,900 Shares on June 13, 2006, at a price of $1.52 (each of which was effected in an ordinary brokerage transaction). In addition, Mr. Bursten purchased 13,000 Shares on June 13, 2006, at a price of $1.53 per Share, and 7,000 Shares on June 14, 2006, at a price of $1.53 (each of which was effected in an ordinary brokerage transaction).


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by deleting Item 6 in its entirety and by substituting the following in lieu thereof:

          On June 18, 2006, the Buyer sent the Company's Chief Executive Officer the LOI, pursuant to which, among other things, the Buyer expressed a desire to purchase all of the outstanding Shares. If consummated, the transaction would result in the Company becoming a private entity. The management and certain shareholders of the Company will be given the option to maintain their current pro-rata ownership.

          The  descriptions of the  transactions and proposals set forth in this
Schedule 13D Amendment No. 3 are qualified in their entirety by reference to the complete proposal governing such matters, which is attached to this Schedule 13D Amendment No. 3 as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Bermingham and any person or entity.

          See Item 5 for a description of the relationship between Messrs. Bermingham and Bursten.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by deleting Item 7 in its entirety and by substituting the following in lieu thereof:

          1. Letter of Intent to Acquire Altigen Communications, Inc., dated as of June 18, 2006.

                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                June 19, 2006


                                                /s/ Douglass Bermingham
                                                --------------------------------
                                                Douglass Bermingham



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                 Jesup & Lamont
                             SECURITIES CORPORATION



June 18, 2006

Altigen Communications, Inc
4555 Cushing Parkway
Fremont, CA 94538

Attn: Gilbert Hu
Via Facsimile: (510) 252-9738

Re:      Letter of Intent to acquire Altigen Communications, Inc.
         --------------------------------------------------------

Dear Mr Hu:

The purpose of this letter is to express the basis upon which Ten Pine Advisors LLC (TPA) or the proposed Altigen Private Acquisition Corp. (collectively, the "Buyer") proposes to acquire Altigen Communications, Inc. ("Altigen" or the "Company"). Based on the information we have been provided to date, we present to you the following principal terms and timing of the proposed transaction:

     1. Transaction Structure. Buyer will acquire 100% of the outstanding shares of the Company. The Company will become a private entity and management and certain shareholders will be given the option to maintain their pro-rata ownership. The analysis below assumes the company will become private.

     2. Purchase Price; Consideration. Buyer proposes a total value of $28,000,000 for the Company. The $28,000,000 of value includes (i) $9,300,000 of cash and cash equivalents.

     3.   Financing.  Buyer has engaged  Jesup & Lamont to use its diligence and
          good  faith   efforts  to  obtain   financing   commitments   for  the
          acquisition.

     4. Definitive Agreement. Buyer can move quickly to execute a definitive agreement respecting the transaction contemplated hereby. Buyer is prepared to work toward executing such agreement within 60 days from acceptance of this offer, which agreement shall contain terms and conditions that are customary for a transaction of this type. Buyer's obligation to execute such definitive agreement would be subject to the completion of customary due diligence and approval of the transaction and such definitive agreement by its Investment Committee.

     5. Closing. The closing of the proposed transaction will take place as soon as practicable upon execution of a definitive agreement, subject to the satisfaction of all conditions to closing, including the receipt of all required consents, Stockholder Approval and regulatory approvals

     6. Pre-Closing Operations. The Company shall continue to be operated in the ordinary course, consistent with prior practices.

Altigen Communications, Inc
June 18, 2006
Page 2


     7. Due Diligence; Access. Buyer is prepared to begin due diligence on July 5, 2006 and could complete its work within 60 days. Buyer and its agents and representatives will require full and complete access to the books and records, files, documents and facilities related to the Company, and access to the Company's employees, consultants, accountants, customers, legal counsel and other agents and representatives in order to permit Buyer to promptly complete its due diligence investigation of the Company.

     8. Fees and Expenses. If the transaction contemplated hereby is consummated, Buyer will bear its own expenses as well as transaction expenses incurred by Altigen Communications, Inc. in connection with such transaction. If the transaction contemplated hereby is not consummated, each party will bear its own expenses in connection with such transaction.

     9.   Non-Solicitation.  In order to complete the  transaction as rapidly as
          possible,   we  would  intend  to  enter  into  either  a  30  day  of non-solicitation with the Company starting July 5, 2006.

          The terms of non-solicitation are as follow: Until the Company provides written notice to Jesup & Lamont, which notice may not be provided until at least 30 days from July 5, 2006 (unless this agreement has been mutually terminated), the Company shall not directly or indirectly solicit, initiate, or knowingly encourage any bid, offer or proposal to acquire the assets and/or stock of the Company provided, however, that at any time prior to obtaining the Stockholder Approval, in response to a bona fide written Superior Proposal that was not solicited by the Company, the Company Board may proceed with a Superior Proposal in order to comply with their fiduciary duties to the holders of shares of Company Common Stock under applicable Law. In addition, the Company shall promptly advise
          Buyer orally and in writing of the Company's receipt of any request for information or any Superior Proposal and the material terms and conditions of such request or Superior Proposal. Promptly upon determination by the Company Board that an offer constitutes a Superior Proposal, the Company shall deliver to Buyer a written notice advising it that the Company Board has made such determination, specifying the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal.

     10. Confidentiality. Each party agrees to keep confidential any non-public proprietary information obtained regarding the other in connection with the transaction contemplated hereby. The Buyer & Company has a limited right to be able to show this Letter of Intent to its required constituents, including respective directors, officers, employees and agents who have a need to know in order to consummate the transaction contemplated in this letter, provided that the foregoing shall not prohibit any disclosure which, in the opinion of the attorneys of either party, is necessary to comply with applicable laws.

Altigen Communications, Inc
June 18, 2006
Page 3


     11. Termination. Except as provided in Sections 8 and 10 hereof, which provisions shall survive termination hereof indefinitely and Section 9 hereof, which provision shall survive in accordance with its terms, this Letter of Intent, when executed by Company, shall terminate on September 4, 2006 (or earlier if the parties so agree or upon execution of a purchase agreement), after which date neither of the parties will have any obligation to the other.

     12. Non-Binding Letter of Intent. This Letter of Intent is not to be considered an offer to purchase or an agreement of purchase and sale, but is merely an expression of our intent and desire to acquire the Company generally on the terms outlined above. Except for the provisions of Sections 8, 9 and 10 hereof, which are intended to be binding on the parties, this Letter of Intent is not binding. If a purchase agreement is entered into by the parties, any obligations of the parties set forth in this Letter of Intent will terminate except to the extent expressly reaffirmed in such purchase agreement.









If this proposal meets with your approval, we ask that you indicate such approval by returning the enclosed copy of this letter appropriately signed. This letter will expire on June 23 at 2:00 PM PST unless executed by Company and delivered to Jesup & Lamont prior to such time. If you have any questions please feel free to contact me at (212)-918-0401.


Sincerely,


/s/ Stephen J. DeGroat
-------------------------------
    Stephen J. DeGroat
    Chief Executive Officer


ACCEPTED AND AGREED TO:
Altigen Communications, Inc.

By:  _________________________
      Name:
      Title:
      Dated: